Western Asset Global Partners Income Fund Inc.
Announces Shareholder Approval of Proposal to Amend Primary Investment Objective and Effectiveness of
Changes to Non-Fundamental Investment Policies

NEW YORK, January 25, 2008 / Business Wire/  Western Asset
Global Partners Income Fund Inc., which is listed on the
New York Stock Exchange under the symbol "GDF," announced
today shareholder approval of the Fund's proposal to amend
the primary investment objective from the current one that
seeks "to maintain a high level of current income by
investing primarily in a portfolio of high yield U.S. and
non-U.S. corporate debt securities and high yield foreign
sovereign debt securities", to one "that seeks to maintain
a high level of current income". This change is effective
as of January 28, 2008.
 The purpose of this change to the Fund's primary
investment objective and the changes to the Fund's non-
fundamental investment policies, which are described in
detail below, is to broaden the investment opportunities of
the Fund and to allow the Fund to invest a greater
percentage of its assets in securities that are rated
investment grade.
As described above, also effective as of January 28, 2008
are certain non-fundamental investment policy changes which
were previously approved by the Fund's Board of Directors
and contingent on shareholder approval of the Fund's
primary investment objective. These non-fundament policies
provide that, under normal market conditions, the Fund will
invest at least 33% of its total assets in securities of
issuers that are, or are incorporated in or generate the
majority of their revenue in, emerging market countries and
at least 33% of its total assets in high yield U.S.
corporate debt securities.  Under the amended policies, the
Fund also will be able to invest up to 33% of its total
assets in a broad range of other U.S. and non-U.S. fixed
income securities, both investment grade and high yield
securities, including but not limited to corporate bonds,
loans, mortgage- and asset-backed securities, preferred
stock and sovereign debt, derivative instruments of the
foregoing securities and dollar rolls. For purposes of the
amended policies, a "high yield" debt security will be
defined as any debt security that is rated below investment
grade by a nationally recognized statistical rating
organization or, if unrated, of equivalent quality as
determined by the Fund's investment manager.  Also, for
purposes of the amended policies, "emerging market country"
will be defined as any country which is, at the time of
investment, represented in the JPMorgan Emerging Markets
Bond Index Global or categorized by the International Bank
for Reconstruction and Development ("World Bank"), in its
annual categorization, as middle or low-income.  Under
normal circumstances, the Fund will invest in securities of
issuers located in the United States and at least three
foreign countries.
Under its previous investment guidelines, the Fund was
limited to investing, under normal market conditions, at
least 33% of its total assets in high yield U.S. corporate
debt securities and at least 33% of the Fund's total assets
in high yield foreign sovereign debt securities.  The
Fund's previous investment guidelines also permitted the
Fund to invest up to 33% of its total assets in high yield
non-U.S. corporate debt securities.
It is important to note that these changes are expected to
provide the portfolio managers with additional flexibility
to meet the Fund's investment objectives and address
developments in the market, but other than potential
investments made in investment grade emerging market debt,
there is no expectation that dramatic changes in the Fund's
portfolio composition or investment approach will result.
* * * * *
Additional Information About Dollar Rolls, Mortgage-Backed
Securities and Asset-Backed Securities
Under the Fund's amended non-fundamental investment policies, the Fund will be able to invest in dollar rolls, mortgage-backed securities and asset-backed securities as part of its investment strategies. Under a dollar roll transaction, the Fund sells securities for delivery in the current month, or sells securities it has purchased on a "to-be-announced" basis, and simultaneously contracts to repurchase substantially similar (same type and coupon) securities on a specified future date. During the roll period, the Fund forgoes principal and interest paid on the purchased securities. Dollar rolls are speculative techniques involving leverage, and are considered borrowings by the Fund if the Fund does not establish and maintain a segregated account. In addition, dollar rolls involve the risk that the market value of the securities the Fund is obligated to repurchase may decline below the repurchase price. In the event the buyer of securities under a dollar roll files for bankruptcy or becomes insolvent, the Fund's use of proceeds may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund's obligation to repurchase the securities. Successful use of dollar rolls may depend upon the ability of the Fund's investment manager to correctly predict interest rates and prepayments. There is no assurance that dollar rolls can be successfully employed.
Mortgage-backed securities may be issued by private companies or by agencies of the U.S. Government and represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Asset-backed securities represent participations in, or are secured by and payable from, assets such as installment sales or loan contracts, leases, credit card receivables and other categories of receivables. Certain debt instruments may only pay principal at maturity or may only represent the right to receive payments of principal or payments of interest on underlying pools of mortgages, assets or government securities, but not both. The value of these types of instruments may change more drastically than debt securities that pay both principal and interest during periods of changing interest rates. The Fund may obtain a below market yield or incur a loss on such instruments during periods of declining interest rates. Principal only and interest only instruments are subject to extension risk. For mortgage derivatives and structured securities that have imbedded leverage features, small changes in interest or prepayment rates may cause large and sudden price movements. Mortgage derivatives may be illiquid and hard to value in declining markets.
Western Asset Global Partners Income Fund Inc., a non-diversified closed-end investment management company, is advised by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and is sub-advised by Western Asset Management Company, an affiliate of the adviser.
Contact the Fund at 888-777-0102 for more information or consult the Fund's web site at www.leggmason.com/individualinvestors.

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co., LLC,
212-291-3775